Exhibit 3.1

Bionano Genomics, Inc.

Certificate of Designation
of
Preferences, Rights and Limitations of
Series A Preferred Stock

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

Bionano Genomics, Inc., a Delaware corporation (the “Corporation”), hereby certifies that the following recital and resolution were duly adopted by the board of directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), on April 13, 2023, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.0001 per share, which is designated as “Series A Preferred Stock,” with the rights, preferences, privileges and restrictions set forth therein.

Whereas, the Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), provides for a class of capital stock of the Corporation known as Preferred Stock, consisting of 10,000,000 shares, par value $0.0001 per share (the “Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board of Directors is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL.

Resolved, that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock be, and hereby is, authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of one (1) share of Series A Preferred Stock and (iii) the Board of Directors hereby fixes the rights, preferences, privileges and restrictions of such share of Series A Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to all series of the Preferred Stock, as follows:

Terms of Series A Preferred Stock

1.
Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series A Preferred Stock (the “Series A Preferred Stock”), and the number of shares so designated shall be one (1). The share of Series A Preferred Stock shall have a par value of $0.0001 per share and will be uncertificated and represented in book-entry form.

2.
Dividends. The share of Series A Preferred Stock shall be entitled to receive dividends on a pari passu basis with the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Corporation.

3.	Voting Rights. Except as otherwise provided by the Certificate of Incorporation or as required by law, the holder of the share of Series A Preferred Stock shall have the following voting rights:

3.1.
The outstanding share of Series A Preferred Stock shall have 3,000,000,000 votes. The outstanding share of Series A Preferred Stock shall vote together with the outstanding shares of Common Stock as a single class exclusively with respect to a Reverse Stock Split Proposal (as defined below) until such time as, following the filing of this Certificate of Designation, a Reverse Stock Split Proposal is approved by the stockholders of the Corporation, and shall not be entitled to vote on any other matter except to the extent required under the DGCL. As used herein, the term “Reverse Stock Split Proposal” means any proposal approved by the Board of Directors and submitted to the stockholders of the Corporation to adopt an amendment, or a series of alternate amendments, to the Certificate of Incorporation to combine the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment or series of alternate amendments.

3.2.
The share of Series A Preferred Stock shall have no voting rights except with respect to a Reverse Stock Split Proposal in which its votes are cast for and against such Reverse Stock Split Proposal in the same proportion as shares of Common Stock are voted for and against such Reverse Stock Split Proposal (with any shares of Common Stock that are not voted, whether due to abstentions, broker non-votes or otherwise not counted as votes for or against the Reverse Stock Split Proposal).

3.3.
The shares of Series A Preferred Stock shall have no voting rights with respect to a Reverse Stock Split Proposal unless the holders of one-third (1/3rd) of the outstanding shares of Common Stock are present, in person or by proxy, at the meeting of stockholders at which a Reverse Stock Split Proposal is submitted for stockholder approval (or any adjournment thereof).

4.
Rank; Liquidation. Upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, pursuant to which assets of the Corporation or consideration received by the Corporation are to be distributed to the stockholders, the holder of Series A Preferred Stock shall be entitled to receive, before any payment is made to the holders of Common Stock by reason of their ownership thereof, an amount of $100.00.

5.
Transfer Restrictions. The Series A Preferred Stock may not be Transferred at any time prior to stockholder approval of a Reverse Stock Split Proposal without the prior written consent of the Board of Directors. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the share of Series A Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6.	Redemption.

6.1.
The outstanding share of Series A Preferred Stock shall be redeemed in whole, but not in part, out of funds lawfully available therefor, (i) at any time if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective on such time and date specified by the Board of Directors in its sole discretion, or (ii) automatically immediately following the approval by the stockholders of the Corporation of a Reverse Stock Split Proposal (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

6.2.
The share of Series A Preferred Stock redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $100.00 in cash (the “Redemption Price”) for the share of Series A Preferred Stock that is owned of record as of immediately prior to the applicable Redemption Time and redeemed pursuant to the Redemption, payable upon the applicable Redemption Time.

6.3.
From and after the time at which the share of Series A Preferred Stock is called for Redemption (whether automatically or otherwise) in accordance with Section 6.1 hereof, such share of Series A Preferred Stock shall cease to be outstanding, and the only right of the former holder of such share of Series A Preferred Stock, as such, will be to receive the applicable Redemption Price. The share of Series A Preferred Stock redeemed by the Corporation pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock, upon such Redemption. Notice of a meeting of the Corporation’s stockholders for the submission to such stockholders of any proposal to approve a Reverse Stock Split Proposal shall constitute notice of the Redemption of the share of Series A Preferred Stock at the Redemption Time pursuant to Section 6.1(ii) hereof. In connection with the filing of this Certificate of Designation, the Corporation has set apart funds for payment for the Redemption of the share of Series A Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of such share.

7.
Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

In Witness Whereof, Bionano Genomics, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series A Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 13th day of April, 2023.

Bionano Genomics, Inc.

By:	/s/ R. Erik Holmlin, Ph.D.
R. Erik Holmlin, Ph.D.
President, Chief Executive Officer and Secretary